Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 001-40097

Ginkgo Bioworks & Soaring Eagle Acquisition Corp. Business Combination Announcement Conference Call, March 11, 2021

Anna Marie Wagner:

Hi, everyone. I’m Anna Marie Wagner. I’m the Senior Vice President of Corporate Development for Ginkgo Bioworks. Thank you so much for joining us today as we announce the business combination between Ginkgo and Soaring Eagle Acquisition Corp. Today, you’ll hear from Jason Kelly, our co-founder and CEO, as well as Harry Sloan, the CEO of Soaring Eagle, and Dr. Arie Belldegrun, the founder of Kite Pharma and Allogene Therapeutics, both of whom will be joining our board of directors.

And now for the most exciting part of the presentation, I wanted to share that on the call today, we’ll be making some forward looking statements which involve risks and uncertainties. We refer you to the slides accompanying today’s presentation and the 8-K filed today by Soaring Eagle with the Securities and Exchange Commission for further information regarding these risks and uncertainties.

We’ll also be referring today to certain non-GAAP financial measures, including Foundry Billable Revenue, Net Present Value, and Adjusted EBITDA that we use in measuring our financial performance. A reconciliation of these non-GAAP measures to their nearest comparable GAAP counterpart, where available, can be found in the appendix of this presentation, which has also been posted to our investor relations website at ginkgobioworks.com/investors. Before getting to Harry, Arie, Jason, and the Ginkgo story, I’ll start with a short overview of what we’re announcing today. More information can be found in the investor presentation. We’re extremely excited to announce that we have signed a definitive agreement to merge with Soaring Eagle and a transaction value in Ginkgo at a pre-money equity value of $15 billion.

Upon the completion of the combination, Ginkgo will become a public company and will be trading on the New York stock exchange under a new ticker, which I’m going to try to keep under wraps for a few more days, but you can certainly feel free to guess! We expect the transaction to generate proceeds of $2.5 billion, which Ginkgo will use to further scale our horizontal platform for cell programming. These proceeds consist of $1.725 billion of cash in the Soaring Eagle trust and a $775 million fully committed PIPE, including anchor investments from Baillie Gifford, Putnam Investments and Morgan Stanley Investment Management. All proceeds generated will go towards building the business.

We’re very excited about our partnership with Soaring Eagle. And as sponsors of the transaction, they both invested directly in the PIPE and have agreed to convert 30% of their promote interest to an earn-out structure in support of their strong long-term view of Ginkgo’s potential. With that, I’m thrilled to turn the call over to Harry Sloan, the CEO of Soaring Eagle to kick us off. Harry, take it away.

Harry Sloan:

Well, thank you, Anna Marie. And it’s a great pleasure for myself and my partners at Soaring Eagle, Jeff Sagansky and Eli Baker, to be announcing this transaction with Ginkgo today. We’ve had a number of successful SPAC mergers, but what we really prefer and what we think works best for a SPAC, are these companies that we call “category of one.” These are companies that are not only leaders in their field, but actually created the field themselves. And this is certainly the case with Ginkgo and synthetic biology. Now our two previous deals from last year, DraftKings and Skillz, like Ginkgo, also were platforms that benefited from very powerful network effects in their platforms. So when we raised the Soaring Eagle SPAC, which was our seventh, it was about two months ago, we were introduced to Ginkgo by one of our board members, Josh Kazam, who’s partners with Dr. Arie Belldegrun, who you may know is one of the most successful biotech founders and industry leaders. He’s the founder of such companies as Kite, Allogene and Kronos. He probably has more breakthrough therapies approved by the FDA in the last decade than anybody, including immunotherapy with Kite. Anyway, it was with Arie’s very deep knowledge in life science and his excitement about Ginkgo, which caused us to decide to partner, which is kind of unprecedented with a SPAC, where the SPAC partners with real industry expertise. And together, Arie and us are doing this transaction. We’re both going to join the board. We’re both investing heavily in the PIPE as well.

So we feel, Arie and I, that by raising this $2.5 billion, the $1.725 billion from our SPAC and the $775 million PIPE, $2.5 billion total, by raising that money, we’re going to be able to create with Jason a massively scaled company, that’ll continue to lead the synthetic bio revolution, but also can create deeper moats around the business. It’s been a terrific experience for both Arie and I getting to know the five founders that have been together for 20 years of Ginkgo. But not just them, all of the employees share this sense of mission and purpose. And beyond that, they also have a very specific execution strategy. And it’s that strategy that Jason Kelly, the founder is going to talk to you about. But first, I want to turn this over to Arie also to say a few words. Arie?

Arie Belldegrun:

Thank you, Harry. And good afternoon. My name is Arie Belldegrun, and I’m an academic physician and a scientist, and in the past 25 years involved in building biotechnology companies with the sole focus of bringing innovative and lifesaving therapies to patients. In that context, I’m excited to join the Ginkgo family as a board member with the hope of expanding the opportunities to life science, by using the state of the technologies available at Ginkgo to assist biopharma companies, and expedite their drug development. We live in an era of revolution in biology, and in life science, which is not only driven by better understanding of fundamental molecular genetics, but also by technological advancements of tools like DNA sequencing, gene editing, DNA synthesis, bioinformatics, machine learning, and computational biology. Synthetic biology takes advantage of all of these technologies to engineer cells, whether they are yeast cells or mammalian cells, and reprogram cellular DNA.

It has the potential to create technological advancements in everything from therapeutics to food to materials. I believe that the greatest future however, for this opportunity of synthetic biology is in the area of biotech, drug development and drug manufacturing. The opportunity for ultra high throughput screening of compounds, selection of drug candidates, rational therapeutic design, and the opportunity to effectively synthesize therapeutics from cells at scale, will increase the efficiency of drug development and significantly reduce cost of production. Areas like engineering living medicines, so-called cell therapy, gene therapy, engineering proteins like cytokines and biologics will all have benefits from synthetic biology. My personal interest in synthetic biology dates back over five years ago when we made our first entry to the space by acquiring technology developed in academia at UCSF, University of California, San Francisco, in the area of CAR-T or chimeric antigen receptor T-cell circuits.

It very quickly became apparent to us that while powerful, the technology is labor intensive and requires significant resources beyond the capability of most small biotech companies. So when I first visited with Jason Kelly, the foundry at Ginkgo, I was impressed by the platform developed there, to engineer biology and the investment made in software, in automation, in robotics, while incorporating the latest technologies in gene sequencing, DNA synthesis and all the rest of the technology that I described. And I thought that I would buy into this great vision of the founders and their capable team behind Ginkgo. So Harry, I’m so pleased to be working with you together in developing this vision.

Harry Sloan:

Arie, thank you for bringing this to us. And now let me turn it over to Jason Kelly, the founder of Ginkgo.

Jason Kelly:

Thanks, Harry. So I’ll give a little extra color on the Eagle folks. So obviously we talked to a bunch of SPAC sponsors and I think a few things got us really excited to work with the Eagle team. So number one, adding Arie to the team is a huge value driver for us here at Ginkgo. So in the last year, we’ve done more and more in the area of therapeutics, starting with our work in COVID-19 vaccines and expanding from there, and to more and more in nucleic acid therapies. And Arie just had such a brand in cell and gene therapy. And if you want to do the large commercial partnerships that we do with pharma companies, you need breakthrough technology and you also need credibility with that community. And so we’ve got the technology here at Ginkgo and Arie gives us a big speed up in terms of speaking the language of sort of big pharma, big biotech to get these deals done. So thrilled to have Arie joining the team. Also, the Eagle folks invested directly in the PIPE with their personal money; we like to see people putting their money where their mouth is. And then finally, they’ve been doing SPACs for nearly a decade, so they’re operationally excellent at this, and we want to get back to building the business, so velocity in the process here was really important. So Harry and Arie and the team, really thrilled to be working with you on this. And so I’m going to dig in now a little bit on sort of the story of Ginkgo.

I’ll share a little bit on my background and then highlight some of the key, sort of, competitive moats around the business, how we’re planning to scale the company. And also, some of the key KPIs for us as a public business. So a little on my background. So I was originally technically trained, I did my undergrad at MIT in chemical engineering, stayed on for a PhD in biological engineering. And that was where I actually met the other founders of Ginkgo. So there were four of us doing grad school together. And then the fifth founder was a professor at MIT, Tom Knight. And I’ll show you a picture of Tom I quite like, right here up on the left. So this is Tom in 1972, the early seventies at MIT. So Tom was a professor in electrical engineering, computer science. And to give you a sense of the era, that machine in the middle of the photo there is a mini computer. Right?

So Tom came up doing punch card computing, mainframes, early ARPANET work at MIT. Taught the semiconductor design course for many years. Dyed in the wool electrical engineer. Mid 1990s, he decides the interesting thing to program in the future: not going to be computers, it’s going to be cells. And his core insight was look, inside of every cell is digital code in the form of DNA. Right? It’s A’s, T’s, C’s and G’s. It’s not zeros and ones, but you can read that code with DNA sequencing, genomics. And you can write that code with DNA synthesis, DNA printing. And if you can read and write code and you have a machine to run it, all that’s programming. Right? And so Tom, to his credit, in his forties, starts taking undergraduate biology lab classes at MIT. Sets up a wet lab in the computer science building, and shifts his focus from programming computers to programming cells, right? But he’s still the same guy. So when he looked at the sort of biotech industry and how we did this work, he recognized certain similarities to what he had seen in software. So when he looked to the computer industry, he noticed the end applications were often market-specific, right? So you had certain software for electronic medical records or for something in media or telecom and so on. But the low-level tools that you use to program a computer, okay, so think the programming languages, the operating systems, the chips that executed the code, well, those were common across all markets. Tom’s view was, well, the reason for that was: at the heart of the computer was common code, right? All that software at the top all ran on the same low-level zeros and ones on the computer.

So when he looked at biology, he saw the same thing. At a low level, every cell runs on DNA. It’s As, Ts, Cs, and Gs. It’s common across all of life, and the underlying machinery in those cells that execute that code, also the same. So why was it that in the biotech industry, you had each company developing its own sort of custom technology stack vertically, rather than big horizontal platforms like we saw in computing? So, Tom’s view was: it’s common code, we have to build those platforms.

So he really set us on that journey. There’s an old picture of us here at MIT, but we met Tom in 2002. The founders had been working together that whole time on basically the same problem. What is the core technology that makes it cheaper and easier and faster to program a cell, right? What application? Who cares, right? That was never really what most motivated us, right? The underlying platform was the motivation. Now, today: fast-forward. Ginkgo has a $100 million dollar joint venture with Bayer Crop Science to engineer microbes to produce fertilizer, right? It’s a $70 billion market, 4% of global greenhouse gas, big impact and big market opportunity. We work with Roche in antibiotics. We did a sprint project with Moderna last March around vaccines. We’ve worked in the animal-free meat space, really exciting end applications that we’re quite proud of. But what gets us up every morning is the underlying platform that makes all those applications possible. Okay? So I wanted to land that, because that impacts our business model, how the technology gets built, and everything else is really rooted in this fundamental idea that we’re a platform-first company.

So I’ll make one other point about this as to why we’re taking the company public now. So COVID-19, like I said, it’s the silver lining, but there is an impact of COVID-19, which is that biology is on the public’s mind, right? If you look, proteins are on the cover of the New York Times, right? I was on 60 Minutes three weeks ago. My parents know what PCR is all of a sudden. If I want to explain cell programming to people, I can explain that you got a piece of mRNA code put in your arm. It’s going to turn your cells on, make a little protein, and set off your immune system to get us out of this mess, right? That is a visceral opportunity to communicate with the public about cell programming, and it’s a great moment for us to come out as Gingko and say, “Listen, we’re going to make that common platform, that sort of Amazon Web Services, that Windows, that universal infrastructure that makes it cheaper and easier and faster to program cells.” So I do think it’s a unique moment.

I’ll also point out computers are amazing, right? They’re programmable machines. They get better every year. But at the end of the day, they move information around, right? They move bits. So if you look at the industries they disrupted, it was all the information-based industries, media, telecom, finance, advertising, things like that. What they didn’t disrupt? Hamburgers, right? Physical goods industries. Biology, on the other hand, is programmable. When you put different code in, it does different things. But it doesn’t move information around. It moves atoms around.

So if you think about the industries that are going to get disrupted, it’s all your physical goods industries. These are some of the biggest environmental and social challenges we have. If you look at the UN Sustainable Development Goals, they land in these areas of pharmaceuticals, biotechnology, industrial and environmental cleanup, food and ag, consumer technology, electronics, manufacturing, things like that. All these physical industries are ultimately going to have a much bigger impact from cell programming than we ever saw from computer programming. So from a standpoint of ESG and having impact on these bigger problems, I think cell programming is one of the best tools in our toolbox coming up.

So here’s a slide that explains a little bit about kind of the market. So for folks that are deep in the life sciences sector, you can see at the top a set of our customers. At the bottom, we have our sort of technology suppliers that we would roll into a common horizontal platform. I’ll talk in a minute about what that platform looks like, but just to put us in the ecosystem.

All right. So I want to talk a little bit about the unit of work that we do for our customer. It’s what we call a cell program, and the basic idea ...

Actually, I’ll give you an example from one of our customers. So this is Motif FoodWorks. It’s a company in the animal-free meat space. So to give you an idea of kind of what cell programs are capable of: so if you’re familiar with Impossible Foods, if you’ve ever had a bite into an Impossible Burger, it’s a veggie burger. You bite into it, and it bleeds. That’s a bit weird, right? There’s not a lot of blood in plants.

So where are they getting that from? So what they’ve done is they found the gene for hemoglobin, which is what makes blood red. It’s a protein, and then they took brewer’s yeast, the kind of yeast you would use to make beer. They take that DNA code of the hemoglobin. They put it into the yeast. They brew it up in, effectively, a brewery. Instead of beer coming out of it, hemoglobin comes out. Then they add that back into a burger, and suddenly it smells right and tastes right and cooks right. It’s the Impossible Whopper at Burger King nationwide in the US, right?

That is, in my view, the first really, truly disruptive product in the beef space in probably 100 years, enabled by at the back end a cell program that is producing a magical ingredient in there that gives that burger its meaty taste, right? So Motif wants to do a similar thing. They want to pursue a whole range of different animal proteins that otherwise wouldn’t be available in plants and then make those available to food developers so that we can have more Impossible Burgers. So they came to us with that spec. “Get me a yeast that produces these animal proteins.”

So we did a one-year and nine month project where we went looking through hundreds of different proteins, identified ones of interest to Motif, put them into that yeast, optimized the yeast. So we made lots of changes to the genome, the code of the yeast to make it produce more of that protein. Then within a year, we were producing enough protein that they could put it into applications testing, like a yogurt or a burger. Then within another nine months, we had tuned that yeast up enough to produce ultimately kilograms of that product in a commercial setting, so in a pilot scale setting.

So that project, that’s sort of one year, nine months. That’s a cell program. At the end of it, we gave our customer two things, one, a tube with that yeast in it with the genome that has the code that does what they want for their spec, and then a licensing agreement that says, “You can use the IP that’s embedded in this code.” All right? For that, we get paid in two ways. So during the one year and nine months, we get paid on a usage basis. Think like a cloud computing provider you would pay for use of their data center. Same idea, except instead of a data center, we’re charging for use of our foundry, right? So behind me here in Boston, we have about a 200,000 square foot facility I’ll show you a video of where we use automation to do lab work. So we charged to kind of do that work during the one year and nine months.

Then at the end, in exchange for the code that we’ve written, we would take a value share on the end product. Okay? So that could either be a royalty on the sale of that animal protein or, in lieu of the royalty, in the case of Motif, we could take equity in the company instead for the work that we did in the lab. So that gives us some way to reach into the end value of the app. So those are the two ways we make money from a cell program, and I’ll show you in a minute the kind of TAMs for those opportunities and also how that’s looked over time for us in terms of money that’s coming to Ginkgo.

All right. So before I do that, though, why does somebody work with us to do a cell program in the first place, right? Why not do it themselves? The reason they work with us is we have two proprietary assets that they want to get access to. One is what we call our Foundry. So I talked about this already, but if you want to get a PhD in bioengineering at MIT like I did, it’s basically five years of standing at a lab bench, moving clear liquids around the bench by hand. All right? It’s real work. So what we’ve done is we’ve taken that work, that lab work, and we’ve moved it onto robotics and automation, and we’ve standardized it. I’ll show you some stats from that in a minute.

But importantly, by automating it, we’ve created a scale economic. This is kind of similar to being an auto manufacturer or a microchip fabricator. The bigger your factory, the lower the cost to do the work. Same exact idea in our foundry, and we’ve been roughly tripling the output of that facility and halving the cost for those lab operations annually. I’ll show you some data on that in just a minute.

Then the second asset we have is what we call our Codebase, and it’s a data asset. As we do these projects, we learn more and more about how to program cells. Then Gingko retains that IP and data so that we can use it for future projects. So every project we do actually benefits customers in the future, because we can retain some of that data and learnings and share it across projects. So that’s why people come work with us, is to access those two things. So just to show you a little viscerally what’s going on in our foundry, here’s a video of our new facility, Bioworks 5.

So what you’re looking at here are these independent cars that can move on these magnetic tracks. It’s a material transport system, and it allows us to move that little plastic plate you just saw there. It’s one example of a piece of laboratory consumable that you would use in doing the lab work of cell programming. That car system brings those little plates over to these green robotic arms that you see here in what we call a workcell. It’s basically an arm that can move that laboratory plateware onto a set of equipment, and that equipment could be different things on different workcells. Sometimes it’s something simple, like a plate sealer, a desealer, something like a centrifuge or a piece of analytical equipment. At the end of the day, there is sort of a roughly standardized set of lab equipment you use to get your work done, and we want to make all that equipment available on different work cells around a facility like this.

So what you’ll see as you look down one of these lines here, like you just saw, a line of cars moving on the track, and then alongside that track a set of work cells. We have three lines like that running through Bioworks 5. It’s in about an 18,000 square foot room, and the key idea here is to take the sort of human error out of the laboratory work associated with cell engineering and to drive scale. So this is our newest facility. In fact, in the numbers I’ll show you in a minute, none of the contributions ... Bioworks 5 does not contribute to those yet at all. This is a facility that will be coming online later this year.

So the gains we’ve seen have been actually using what we call walkup automation. You saw some videos of scientists putting plates onto machines, right? That’s a higher level of labor utilization. We have probably about 20 to 30 people running one of our current walkup automation facilities. In a fully automated facility like this, it would be more like four or five operators. So we get more leverage out of the infrastructure and reduced operator error. Scientists can spend more time on doing design. So that’s an example of our newest facility and where we’re headed, one of the key drivers for reducing costs, which is automation.

So I just want to talk for a minute before I move on about our board here at Gingko. So we’re very fortunate we have a great set of independent directors. Shyam Sankar who was the COO at Palantir, and Christian Henry, have both been on the board for more than four years. Shyam is excellent. He’s operationally excellent. The way that, actually, Palantir sells in the market is these sort of big enterprise deals. It’s actually quite similar to the way Gingko does our work in terms of the commercial side. Then Christian Henry, long-time CFO at Illumina and more recently the CEO at PacBio, Christian, just a long-time public market CFO, has helped us think about what numbers we should be tracking internally, how to have accountability around meeting those and building up that muscle at Gingko over the last four years. They’ll both be staying on; Shawn was the comp committee chair, and Christian is the audit committee chair. And then finally our board chairman Marijn Dekkers was the last CEO of Bayer. And prior to that CEO of Thermo Fisher. Now he’s actually the fellow who bought Fisher and sort of created a lot of the structure of what is the modern Thermo Fisher. And so we’re really lucky to have Marijn, he’s been a great help with us in the strategic direction of the company. And then we’re adding Ari, like I already mentioned, and we’re excited about that and Harry as well.

Okay. So I want to highlight just briefly the TAM, the market opportunity for those two sources of revenue for Gingko from our cell programs. So on the foundry revenue side: so when people pay us on a usage basis during that year and nine months, like I mentioned for Motif, but it’s usually up to about a three-year project, this is the market we can go after. This is a report from Piper that shows in 2020, about $33 billion being spent on cell engineering. So 21 on labor, 12 on spending at companies like Thermo on sort of the laboratory tools and reagents.

That’s kind of like if I were to draw an analogy, like on-prem IT for servers. And we’re suggesting: why don’t you move that to the cloud? And so there is, it’s just worth noting, a big spend across thousands of R&D projects happening in the biotech industry, and the chemicals, ag and pharma, biotech, where people are spending money to do this work by hand. And we’re suggesting that R&D budget could be better spent on Foundry revenue at Gingko and utilizing our infrastructure so you get more leverage per dollar.

And then the second way, the second TAM for us is, again, we do that reach-in, that value share on the apps developed on our platform. This is kind of like an app store business model. And the market, this is the McKinsey report from last year is two to $4 trillion for bioengineer products like that Impossible Burger, as an example. And so we see an enormous opportunity there and the more our platform improves, the more this market should be able to come into being. And so we want to be a big enabler of driving these bio-engineered products and take a small piece of that big pie.

All right. So I want to highlight, one thing that’s great about Gingko is we have validated the platform over the last six, seven years in terms of showing its relevance in different markets. And so we started in consumer tech, things like flavors and fragrances, industrial, environmental, a lot of projects in the chemicals industry, ag, food and nutrition, pharma biotech. So you can see more than 70 programs we’ve done in partnership with customers over the last several years. And you can see some of those customers here, right? So we worked with some of the biggest flavor and fragrance companies. We worked with Cronos, which is, it has a large ownership position from Altria up in Canada. It’s a Canadian cannabis company. To basically do similar things like that heme, except instead of producing an animal protein, we’ve been engineering cells to produce these cannabinoids. So instead of growing a big field of cannabis, you would instead just run a brewery and produce those same cannabinoids to help with the cost of goods in that industry and scale. We worked with Cargill and Ajinomoto, some of the biggest sort of animal feed players in the world… Genomatica and chemicals. We just announced a deal several weeks ago with Corteva, one of the biggest ag companies. I mentioned that hundred million dollar joint venture with Bayer Crop Science to work in the fertilizer industry. We work with Roche on antibiotics and Synlogic for gut bacteria. I mentioned the project we did last year with Moderna. Enormous range of end markets. And for us to work with someone, we don’t develop our own products. So all of these cell programs are launched in partnership with a third party. And so that’s another way, again, to kind of show that our platform has relevance in a wide range.

I want to show some specific numbers from the foundry so you get a sense of our scale, right? And so on the right-hand side, this is a key metric for us internally. It’s what we call a strain test. It basically means I’ve made a deliberate change to the genome of a cell. So I’ve changed the code. I’ve grown it up and then I’ve run some tests on it. And so every time we do one of those tests on an engineered cell, it counts as a strain test.

And so we went from doing 10 to 100 strain tests per day back in 2015 to 10,000 to 100,000 strain tests per day now. Roughly, you can see there, there’s about a 3.5X increase annually in the number of designs we can try. And why that’s important, it’s kind of like software developers iterating through different versions of their code. You never get it right the first time. And so by being able to try more designs per dollar, which is what I’ll show you on the next slide here, we get to have a better chance of success for our customers when we take on a cell programming project.

And so if you look, the cost for us to do a strain test has fallen from nearly a thousand dollars back in 2015 down to the tens of dollars today. And so that falling cost is again a huge advantage for us in terms of value we can give back to customers so that they can get more out of that R&D budget that I was mentioning earlier.

All right. The other thing I want to mention... so that’s really the Foundry... I also want to talk about the Codebase. And the origin of the Codebase is actually when Tom first came into biology from computer science. And he asked the question, oh, okay, so you guys are programming. I see that. It’s DNA code. You can read and write it. That makes sense. Where are the code libraries? Right? You’re telling me you write new code, but you don’t build on the preexisting code that other people have written and debugged to make your more complicated programs. And the answer is no.

The state of the art today in biotechnology is you pull some technology out of an academic lab and you keep tweaking it in your company and you take it to market as sort of a one-off project. There isn’t this sense that you are accumulating reusable assets that have been carefully curated to make them reusable for someone in the future that didn’t develop it in the first place. And that’s what we’ve been doing here at Gingko. We were very deliberate about how we collect the data and do the work we do in the lab so that we can accumulate assets that we can reuse in the future for projects. So to give you an example, I mentioned this project we did for Motif. While we made a lot of changes to that yeast to make it be able to produce a lot of these animal proteins.

Well, we had another company come to us recently, a company called Kalo that wants to do a similar thing; you would produce sort of human proteins that might be relevant in cosmetics as an example of a project. And so what’s exciting is we can use that same yeast, right? So we can bring that yeast to bear if it’s relevant to the projects here to help reduce the amount of time you would need to do that R&D project. And that’s because at the end of the day, that intellectual property accumulates here at Gingko, rather than having it split and fragmented across hundreds of different companies across the industry. And ultimately our view is the whole industry benefits from this, because there was so much... A company in the food space doesn’t care if somebody in pharma or cosmetics makes use of some genetic assets that were developed in their projects. There’s no harm to them. But today a lot of that value is lost as that code is spread across all these different companies in the industry. And so that’s a real opportunity.

And so this ends up being the sort of positive feedback loop of the company. Every time we add a new program, our scale goes up in the Foundry, which reduces our costs. Reduced costs leads to more programs signed up by customers, which leads to more Codebase, which increases the odds of success. And so the more programs we add, the better we get at doing this, the more customers come to work with us. And it’s that value we give back to customers that allows us to have that sort of app store revenue feature, where we can value share on the downstream products. And so that’s really what we’re spinning up. And so I’ll highlight how we’re going to add all those new programs, because that to me is the real key driver of value for us in the future here at Ginkgo.

So how do we add programs today? Right. So these are a couple indicators of sort of how we do our sales at the company. So one of the things I’ll highlight on is inside sales. So there’s a customer, one of our older customers, and many of our customers are in the last couple of years, like the nature of the scale of the business. But one of our older customers that we did our first project with four or five years ago. We went from that first proof of concept project to now 11 projects with that same customer. So one of the ways we’re going to grow the number of programs, and you’ll see in a minute, I want to grow from 23 new programs in 2021 to more than 500 new programs in 2025. One of the ways we’ll do that is we’ll do right by the customers we’ve just signed up recently.

We just added Corteva. Listen, there’s a big R&D budget in ag biotech companies. If we do well with them on the first projects we do, I hope three or four years from now, we’ll be able to grow business with them, just like we did with this customer. The other way that we are able to grow business is we demonstrate the utility of the platform in an area we haven’t shown it before. So this is a great example of this is the project we did with Moderna last year. That was the first time we had ever shown the utility of our platform in nucleic acid therapies. There’s a lot of nucleic acid therapies out there. There’s a lot of in, gene therapy, there’s other vaccines, lead to follow on work with our DNA vaccine company and so on, manufacturers.

That is because we were able to show utility and then get follow on business in that category. There are many categories like that, that Gingko has not yet shown where our general purpose platform could be useful. Right? Think again, things like antibodies, cell engineering, and so on. Some of the areas we’re excited to move into with Arie. Those are all opportunities for us, because we haven’t proven the platform there yet.

We run our sort of sales pipeline. I mentioned Palantir earlier. We have a large commercial team, it’s enterprise sales. We have good visibility into our pipeline. And so this is where we would expect to bring in new deals in 2021. We’re aiming for 23 new programs. You can see they’re sort of split across those six different markets I mentioned earlier. A little bit of a bias into pharmaceuticals. I think that’s likely to be the case the next couple of years at Gingko. I see enormous opportunity for us in therapeutics. It’s really the biggest R&D budget in biotech today. And so I think you’ll see us doing more and more in therapeutics.

But we’re not sort of picky, right? We don’t have to have a strong opinion about exactly what market is going to be the next great market for cell programming. We need to be paying attention and good community builders so that we know when there’s a new area for cell engineering and we can go lean in and help out there. And that’s exactly what we did with nucleic acid vaccines. And we see that should happen again and again, if we do our job right.

I’ll mention, we want to get to, just to highlight it, show you the numbers. Go from those 23 new programs in 2021 to 500 new programs in 2025. So how are we going to do that? So some of that is going to be showing we can work in an area, show that we can do stuff in antibodies. Expanding with existing customers, taking someone who’s one program today to 10 programs three or four years from now. Some of it is just the platform getting better, right? Yeah. That we have more Codebase and bigger scale Foundry, I can just offer more value to customers, so I should drive more demand.

But then the other one is this idea of an ecosystem. And, this is a picture from our annual meeting, Ginkgo Ferment. One of the things, a lesson we learned from folks who have operated in the software industry. So think like the cloud computing companies today, or the operating system companies in the nineties who wanted people to develop applications on their platform. To do a good job at that, you have to build community, the community of the app developers that want to build it and are going to do well by building on your platform.

And so part of that is having the best platform, which I think we will and do. Also, it is all of the other things it takes to develop and launch an app, right? And so we have an annual meeting. It’s similar to what you see in these technology companies, Ginkgo Ferment. We held our first one in 2018. Second one in ‘19. And we have been investing in a variety of ecosystem services to wrap around that platform. So we have what we call the Ferment Consortium. This was a $350 million investment consortium among some of our largest investors to back new companies on top of Ginkgo’s platform. We help with manufacturing. We helped Cronos acquire a facility up in Canada to be able to manufacture those cannabinoids because they had never done fermentation before.

Our team, our deployment team, we have a 30 or 40 person team there that can help app developers get comfortable with contract manufacturers and get their products made. On the regulatory side, we find a lot of intellectual property. We are able to kind of handle some of those things for smaller companies that then give them a benefit as they’re trying to launch these products. Partnerships, we have large companies and small companies at Ferment. There’s real opportunities. The bigger companies want to see new technologies. They’re looking for companies to acquire, and then trust and credibility. I had an editorial in The New York Times, four or five years ago around GMO labeling when that was a big issue. We’ve been doing a ton in biosecurity over the last year, including things like K-12 testing and things like that. These are real opportunities to explain to the public how to think about cell programming as a new technology, just like companies in the ‘90s explained personal computers to people, or even all the way back to IBM in the ‘50s explaining computers in the first place. We really see that that’s part of the job here, if we want to be the ecosystem provider. Okay. And so, those are the ways we really want to scale up and create that additional demand on the platform. And we actually already signed in the first quarter of this year, seven new cell programs, four of them were inside sales, and three with new customers, so we’re well on our way to our targets this year.

All right. So we’ll talk a little bit now about the KPIs for Ginkgo as a public company. So as a reminder, there’s two ways we make money on those cell programming projects, foundry revenue, and downstream value share, right? And the foundry revenue comes in during that first, say, one to three years where we’re actually doing the cell programming, the development project for the customer. And then once we provide the engineered cell and it goes to market, then we would make money via either a royalty, or in lieu of a royalty, equity, and we often do this with smaller companies, equity in the company that’s launching the product. And that’s our version of an app store revenue stream.

All right. So let me give you a little bit of the historical numbers, and how that has looked for us in the past. So on the foundry revenue side, this is pretty straightforward. And so, one of the things I would highlight that’s interesting, is if you look at the cost to do a cell programming project at Ginkgo, back in 2014, the deals I did in ‘14 and ‘15… 100% full-burden cost... We were, from customers, getting less than 20% of the costs being paid in revenue from the customers, so Ginkgo was bearing 80% of the cost. Now, why was that? Well, I was asking for intellectual property rights to go into my Codebase, and also royalty or equity as a value share on the backside. And my platform, going back four years, substantially worse than it is today. I’ve been basically doubling the efficiency of the platform annually over that period of time. In fact, if you look back on that slide where I showed the numbers, I had a dotted line that showed horizontally the cost for a scientist at the bench doing this work today.

And today, we beat that scientist, about 5-10X cheaper, when we benchmarked the work. Back in 2014, ‘15, I was actually more expensive. So I’d be more expensive than your own R&D team doing this. And so, you can see we held the business model, but we gave on the economics on Foundry. Now, what’s happened over the last six years, is as our platform has improved, we’ve been able to capture more of that foundry revenue spend of the cost of a program covered by the customers, to the point where last year, about 80% of the program cost was paid by the customer, and we expect as our costs continue to fall, we can start to actually make a margin on that foundry revenue in the future while still retaining those intellectual property rights, and that royalty or equity value share. All right. And so, that’s the left side, and the great thing it is, it’s pretty predictable.

We are doing these deals, they’re often one to three year contracts, so we have good visibility. The majority of my revenue in 2021 on the foundry revenue side was actually booked prior to the year starting, so I like that as a public market metric for us. On the downstream value, there’s two ways we can talk about this. One is predictable, and one is unpredictable. I will cut to the chase and say we went with the predictable one. But to give you a sense of our choice on what is unpredictable is, when is, say the project with Roche going to complete and give us a royalty on that drug sales? Who knows, right? It could be a year out, it could be five years out, there’s a lot of variability in that process. Which programs, of all the programs ongoing at Ginkgo are going to be the ones that technically succeed, and which ones won’t? Also unpredictable.

What’s predictable, on the other hand, is how many new programs will I do in the next quarter. That six-month sales cycle with these large customers, we have good visibility into how many new programs we’re going to do. We did seven new programs just in the first quarter of this year. Four were inside sales, three were new customers. We have good visibility into those 23 I’m trying to hit this year. I feel good about our ability to add new programs. And then what I can also say is, “All right, what has a program been worth historically to Ginkgo? So that as we add a new program, investors could give us credit for that implied value of that new program, regardless of which one’s going to be successful?” And so, if you look at the last fifth... Since 2017, I’ve done 54 deals that we either have a royalty, or in lieu of a royalty, equity in the partner company. And so the royalty ones, the challenge is they take a while.

I don’t get a royalty until not only have I completed the technical work, but the customer commercializes that product, and then I get a value back on the sales. All right. So only some of our earliest programs and things like flavors and fragrances give us royalties today, we don’t have great data there, but on the equity, what’s interesting is when I give an engineered cell to a partner, they can go off and raise money. And, and those investors will look at the technical asset we provided the customer, look at the end-market opportunity in that space, and make a rational decision about what that means for the value increase in the company. And so we get their embedded knowledge in the valuation of our equity positions in these partners. And so across those 34 programs, about half a billion dollars in equity that Ginkgo owns. And so that works out to about $15 million NPV per program.

And so, one of the ways we thought about it is, “Okay, periodically as we get more data on these two categories, we can share that out with investors so that they can get a better view over time, the average value of a program at Ginkgo.” and so, if you go the next slide, you can see the... We can share into the future, the revenues on the foundry side. And those to us look again, like a life science tools company. In the future, we could take a life science tools-like margins on those. And then on the program side, we can project the number of new programs. And I talked about how we want to scale that from those 23 programs this year to more than 500 in 2025. And then with some regularity, provide an update on what has been that historical value, both on the equity, and as we get more data on the royalty side as well. And that’s how we roll up the valuation.

One of the things we thought about hard was, what is the appropriate valuation to take Ginkgo out? We ultimately settled a $15 billion valuation. And the reason we landed at that was if you just look at the foundry revenue and put multiples similar to our fast-growing life science tools comp companies for that category of revenue, that gives you about $11 billion of value in the company, depending on what numbers you pick there. And so we liked that that could carry a good chunk of the valuation of the company alone. But then of course, we have the other half of our business, there’s a $2-$4 trillion TAM in bioengineered products. And Ginkgo’s going to capture a portion of that through our app-store-like value capture. And so you can look at those number of new programs, what they’d been worth historically, and come to a valuation for that half of our business as well, and add that to the foundry revenue.

So that gave us confidence that we were in a good place with that $15 billion. And then we also have upside to that, both in our bio-security business, like the work we’ve been doing in K-12 testing nationwide here in the US, and then also some of the work we’re doing on the vaccine supply chain work. And so, that was how we got to thinking about the valuation.

So I think I’ll end it there. I want to thank you all for your time. I’ve been in this field for 20 years, since way back at MIT. And I think this is a really unique moment. COVID-19 has shown globally the power of biology to make it obvious to everybody, it’s happening right alongside the tools to program biology, getting easier at places like Ginkgo. And the opportunity for a good in the world with this technology is enormous.

It really does unlock, I think solutions for challenges in climate change, in food security, water security, medicines, down and down the list, engineered biology in my view, programming cells will be more impactful in the next 50 years than computers were in the last 50. But, we’re made out of biology. It is technology that requires careful stewardship. And for the last 10 years, I’ve been building this technology here at Ginkgo with a team that has put their blood, sweat, and tears into this. I trust them with this technology. I think they’re going to build it out with care, and we appreciate you all having the confidence and trust in us to do that as well. Thanks again for your time.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SRNG intends to file a registration statement on Form S-4 that will include a proxy statement of SRNG and a prospectus of SRNG. The proxy statement/prospectus will be sent to all SRNG and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.